Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-133210

Corporate Overview

The Immune Response Corporation is a development stage biotechnology company with two products in Phase II clinical trials, one that targets multiple sclerosis (MS) and another that targets HIV/AIDS. These drugs act by stimulating the body’s immune system to slow or stop disease progression through mechanisms of action that differ from existing drugs. These diseases have large patient populations and substantial room for improvement over current therapies. If successful, these drugs could be used alone or in combination with other drugs, giving multi-billion dollar sales potential. The Company has made significant changes over the past year, including advancing new clinical-stage products and a new CEO.

Company Highlights

•	The Company’s product pipeline includes two clinical stage therapeutics that serve unmet medical needs with large patient populations. NeuroVax is in Phase II development for multiple sclerosis, and IR103 is in Phase II for treatment of HIV infection. These products may be used as single therapies and have the potential to be additive or synergistic with other drugs in controlling these diseases.

•	NeuroVax—the Company’s therapy for Multiple Sclerosis—uses a novel mechanism to control immune system cells that attack the patients’ tissues and cause autoimmune disease. MS is a disease in which the patient’s immune system reacts against its own nerve cells, eventually destroying the insulating myelin coat that surrounds the nerve. Regulating the disease-causing cells of the immune system could prevent the tissue destruction characteristic of MS and other autoimmune diseases.

•	The Company’s HIV/AIDS products are based on its patented whole-inactivated viral antigen technology developed by Company founder Dr. Jonas Salk. The mechanism of action is to replenish and stimulate the patient’s immune system to fight the infection. IR103 is a more potent, second generation product. This product is being developed to enhance the immune system’s ability to fight the HIV virus and extend the time before anti-retroviral therapies are needed.

•	We believe the Company made a significant advance when it appointed a new Chief Executive Officer in November 2005. Dr. Joseph O’Neill comes to The Immune Response Corporation after leading federal AIDS policy at the White House; the Office of the U.S. Secretary of Health and Human Services; and, the Office of the Global AIDS Coordinator at the U.S. Department of State. These positions, which were instrumental in formulating AIDS policy, have given him extensive experience and knowledge of the HIV/AIDS epidemic, its treatments, and the challenges for future treatments. Dr. O’Neill brings important relationships with drug development sponsors and researchers, as well as valuable experience managing staffs of over 200 in locations around the world.

•	The company has investigational new drug (IND) applications filed for 2 additional products. These products are designed to work through the same mechanism as Neurovax to treat other autoimmune diseases such as psoriasis and rheumatoid arthritis. The company can accelerate clinical trials if NeuroVax is successful.

•	The Company has several important clinical milestones in the coming year which we believe could drive the stock higher. We believe its current valuation understates the company’s value and earnings power. We see a valuation gap with other comparable companies.

Financial Highlights

Valuation Metrics			Other Investment Metrics
Market Capitalization	$13.1	mn	52-week range	$0.02-$0.85
Shares Outstanding	Approx. 656.5	mn	Avg. Trading Vol.	8.2 million

Web Site: www.imnr.com

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

Page 2	July 24, 2006

Immune Response Has Refined Its Research That Was Pioneered By A Medical Legend

Overview The Immune Response Corporation was founded in 1986 by Dr. Jonas Salk, developer of the first polio vaccine. The Company’s therapies in development are based on using the immune system to treat diseases, including HIV/AIDS, multiple sclerosis, and other autoimmune diseases. Successful commercialization of discoveries championed by Immune Response would be a ground-breaking advance in the treatment of these diseases.

NeuroVax The Company’s multiple sclerosis product, NeuroVax, is currently in Phase II clinical trials. One of the causes of an MS exacerbation, or attack, is thought to be an imbalance between the cells that attack foreign substances and the immune system’s regulatory cells, which control those cells and suppress inappropriate reactions.

NeuroVax was designed to stimulate the regulatory cells of the immune system, in order to suppress the cells that attack the patient’s nerves. This is a novel mechanism of action that could be efficacious alone or synergistic in combination with other therapies.

The clinical data thus far has shown that NeuroVax has no serious side effects, which are consistent with our expectations for a vaccine of this type. The National Institutes of Health provided support for the small Phase I and Phase I/II trials to characterize the mechanism of action. Additional double blind, placebo controlled Phase IIb trials with 200 patients are scheduled to begin in early Fall 2006.

Due to the chronic, debilitating nature of MS, we believe the cost of combination therapy would be justified and acceptable. Just a small share of the MS market would translate to sales with blockbuster (over $1 billion in cumulative annual revenues) potential.

IR103 The Company’s approach to HIV uses a whole inactivated virus antigen. This contrasts to vaccines based on a viral surface marker or subunit vaccines (made of linear peptide sequence from the antigen), which were tested by numerous companies in the mid 1990s to early 2000s with no success.

The original HIV technology was co-developed by Dr. Jonas Salk and scientists affiliated with the Company. Dr. Salk was a member of Immune Response’s Board of Directors and a scientific advisor until his death in 1995. His son, Dr. Peter Salk, currently the Vice President and Scientific Director of the Jonas Salk Foundation, is a member of Immune Response Corporation’s HIV/AIDS Scientific Advisory Board.

Remune The Company’s original product was Remune, a vaccine based on the whole inactivated HIV virus technology. Remune began clinical trials in 1991, and has established a strong safety record in over 2000 tested individuals.

In early 2006, development of Remune was suspended in favor of IR103, a second-generation version of Remune that had greater potency.

IR103 contains the whole-inactivated HIV virus, like Remune. The two differ in that IR103 contains a second-generation adjuvant, an ingredient used in vaccines to enhance the immune stimulation. The adjuvant is a synthetic toll-like receptor (TLR-9) agonist that stimulates the body’s first line of defense against foreign organisms. This response includes non-specific immune cells, known as innate immunity. This is aimed at enhancing the immune response elicited by the antigens in the vaccine.

Testing IR103 The Company is currently testing IR103 in two Phase II clinical studies that will enroll approximately 230 patients. The first study is being conducted in Canada and the United Kingdom, while the other trial is taking place in Italy and France. The patients enrolling are HIV infected, but their immune systems have not yet deteriorated to the point where current anti-retroviral therapies are recommended. These patients have not been on prior therapies and are known as “drug naive patients”.

The objective of the IR103 treatment is to bolster the immune system and delay the need for anti-retroviral therapies. We believe this could be valuable as a novel first line therapy due to the problems associated with the current drugs, which are described later in this report.

Figure 1. Immune Response Corporation Product Pipeline

Product Candidate	Indication	Stage of Development
NeuroVax	Multiple Sclerosis	Phase II
IR103	HIV infection	Phase II
RAVAX	Rheumatoid arthritis	IND Filed
Zorcell	Psoriasis	IND Filed
HIV Preventive	HIV	Research

Source: Company Reports

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 3

A New CEO Brings Valuable Experience

Overview On November 1, 2005, a new CEO joined the Company, bringing extensive experience in HIV/AIDS and public health policy and managing complex organizations. We believe Dr. Joseph O’Neill’s experience in establishing and administering public health policies gives him insight into diseases, their treatments, and the needs of patient populations as well as the doctors who treat them.

Relevant Experience Joseph F. O’Neill, M.D., M.S., M.P.H., has spent the past five years in AIDS-related health policy management and administration. He joined the Company after serving as Deputy U.S. Global AIDS Coordinator and Chief Medical Officer for the Office of the Global AIDS Coordination at the U.S. Department of State (from August 2003 to August 2005). His responsibility was to carry out policy and oversee the financial disbursements to over 100 countries, with $2.4 billion disbursed in the first year alone. He also managed a staff of over 200 located around the world, which we believe gives him the experience in managing a global organizational needed for a company like IMNR.

Dr. O’Neill’s move to the State Department followed his position as Director of the White House Office of National AIDS Policy (from July 2002 to August 2003). Dr. O’Neill was chief architect of the President’s 2003 Emergency Plan for AIDS Relief, known as PEPFAR, a $15 billion U.S. Government-led global initiative to combat the HIV/AIDS epidemic. He also coordinated the successful legislative strategy resulting in the passage by Congress of the U.S. Leadership against HIV/AIDS, Tuberculosis, and Malaria Act of 2003.

Before his White House position, Dr. O’Neill served as the Acting Director of the Office of HIV/AIDS Policy in the Department of Health and Human Services, coordinating the Department’s $30 billion HIV/AIDS program. Dr. O’Neill also served as Director of the HIV/AIDS Bureau of the Health Resources and Services Administration, responsible for management of the $1.9 billion Ryan White CARE program, the nation’s largest health care program serving people living with AIDS.

Education Dr. O’Neill holds degrees in business administration, public health, and health and medical sciences from the University of California at Berkeley. He graduated from the University of California, San Francisco School of Medicine and is a practicing HIV/AIDS physician and a member of the faculties of the Johns Hopkins School of Medicine and the University of Maryland School of Medicine. He was previously on the medical staff of the Chase Brexton Clinic, a community-based AIDS clinic in Baltimore.

Background Information on The Immune System

Basic Background On The Immune System In order to understand The Immune Response Corporation’s products, a brief background of the immune system and the diseases the Company’s vaccines are intended to treat is presented below.

The immune system has several different types of cells which work together to protect the individual. The two major types of cells are B-cells—which produce antibodies— and T-cells, which provide a cellular-based immunity. The relevant T-cell types are:

•	T-helper cells, or CD4+ cells, named after a protein marker on their surface. These cells find the foreign substances to be destroyed and “help” by attracting other immune cells.

•	T-killer cells, also known as CD8+ cells or CTLs (cytotoxic lymphocytes), are cells that kill infected cells or pathogenic organisms to protect the individual.

•	T-regulatory cells control the other cells, activating or suppressing them as needed.

Therapeutic Vaccines Conventional vaccines are designed given to people who are not yet infected to stimulate their immune systems to prevent infections. These vaccines typically contain an antigen that is a killed or weakened (attenuated) form of a bacteria or virus (or other pathogenic substance), while newer recombinant vaccines only use an antigenic portion of the pathogen. In this way, the vaccine “teaches” the immune system to recognize foreign substances and prevent disease.

Immune Response’s vaccines differ in that they are therapeutic vaccines, designed to be given to people who are already infected to help them fight the infection.

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

Page 4	July 24, 2006

NeuroVax Is A New Approach To Treating Multiple Sclerosis

Overview Multiple Sclerosis (MS) is a condition in which the body’s immune system mistakenly attacks normal tissues of the central nervous system (CNS). MS patients’ T–cells—that normally attack bacteria and foreign substances—erroneously attack the insulating coat of a nerve cell. This coating, known as myelin, is a lipoprotein that insulates the nerve and permits it to conduct electrical impulses. Destruction of the nerve’s myelin coat interferes with normal transmission of electrical impulses down its axon (nerve body), and causes neurological symptoms and long-term disabilities.

The destruction of myelin ultimately creates scarring which can be seen on X-Ray, CT, or MRI scans as a “sclerotic plaque” on the brain. Areas of the brain affected vary widely among individuals and as a result of attacks.

The amount of damage and recovery also varies between occurrences and among patients, leading to a variable course of disease progression. The accumulation of the damage from the attacks leads to disabilities, ranging from loss of muscle function to paralysis and death.

Stages of Multiple Sclerosis Patients with MS are classified in different stages according to the severity of the disease. Patients who experience their first MS attack typically present neurological symptoms of unknown origin. A patient with a single attack was traditionally classified as a “monosymptomatic” patient, with a diagnosis of “confirmed MS” after a second attack.

In the past 10 years, there has been increasing evidence that MS is an ongoing, silent, and sub-clinical process with “clinical flares” rather than a well-defined, periodic process as previously believed. This has led to increased earlier diagnosis and made treatment with the available therapies more common.

Doctors now diagnose by MRI scan as well as clinical observation, and review the patient’s medical history for other neurological symptoms that may have been unrecognized MS attacks. Thus, distinctions between monosymptomatic and confirmed MS is becoming less important, and patients start drug therapy earlier.

Further Information About MS

MS Symptoms Early in the course of disease, patients are commonly classified as having relapsing-remitting multiple sclerosis (RRMS). This stage is characterized by sudden exacerbations (episodes, or relapses) that cause symptoms, then dissipate after a few weeks. These exacerbations occur at unpredicted times. Untreated patients at this stage commonly have an exacerbation about every nine to 15 months.

MS exacerbations typically affect one or more components of the nervous system. Initially, symptoms may include tingling, muscles weakness, tremor in the limbs, and/or impaired vision. The course of the disease is highly variable, but patients have periods of remission with exacerbations. After an exacerbation, the amount of damage and recovery varies widely between occurrences and among patients.

The RRMS phase normally lasts for many years. Patients typically have an accumulation of damage and resulting disability, sometimes with variable frequency and severity of the attacks. Typically, patients will advance to a more progressive form of disease, with less functional recovery, increasing disabilities, and more rapid decline.

Prevalence of MS There are an estimated 425,000 people in the United States and 450,000 in Europe that have been diagnosed with MS. Worldwide, there are an estimated 2.5 million patients. Diagnosis is typically between ages 20 and 50, with a 2:1 predominance of women over men. The typical patient is in early to middle adulthood, making MS the most frequent cause of neurological disability in this age group. Only about 10% of patients experience their first symptoms after the age of 50.

“There are an estimated 425,000 people in the United States

and 450,000 in Europe that have been diagnosed with

MS. Worldwide, there are an estimated 2.5 million patients.”

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 5

Figure 2. Clinical Categories of Multiple Sclerosis

Monosymptomatic	Unconfirmed MS. Patients have had a single exacerbation followed by complete recovery.
Relapsing-Remitting	Recurring exacerbations followed by complete or partial recovery.
Primary Progressive (Chronic Progressive)	Patients decline steadily from the onset without remission, rather than the typical exacerbations with a return to baseline.
Secondary Progressive	Relapsing-remitting in which the severity and/or the frequency of flares increases.

Source: Medical literature; Company filings; Harrison’s Principles of Internal Medicine

Current Treatment Options Leave An Unmet Need For New Therapies

Overview There are currently several approved therapeutics for the treatment of MS. These treatments have been shown (1) to reduce annual relapse rates and (2) reduce incidence of new inflammation in the brain, as measured by MRI activity (used to measure and quantify the size and number of new brain lesions) in about 50% of the patients treated. The chronic, progressive nature of MS requires patients to be on therapy from diagnosis until death.

Demand for MS Therapies These drugs were a breakthrough in treating MS, but only about half of all MS patients are taking one of the therapies. This is attributed to the side effects that can lead to patients dropping off therapy. The most common problems are intolerance to side effects, frequent administration, and development of antibodies that neutralize the drug.

In spite of these problems, multiple sclerosis therapeutic sales in the US and Europe reached $4.5 billion in 2004. Approximately 50% of multiple sclerosis global sales were derived from the U.S. ($2.3 billion) in 2004, with the remainder largely derived in Europe ($2.2 billion).

MS Treatments There are currently five drugs to treat multiple sclerosis:

•	Beta Interferon: The largest category is beta interferon, which acts as a broad suppressor of the immune system. The three beta interferons are Avonex (Biogen), Rebif (Serono), and Betaseron (Chiron/Schering). These drugs have been shown to reduce the annual MS exacerbation (attack) rate by between 30% to 35%, and have been shown to slow progression to more advanced forms of disease.

These drugs are currently the first choice therapy for MS. However, they are administered by self-injection, and have side effects that often cause patients to delay starting therapy after diagnosis or avoid it altogether. Some side effects are severe enough to lead to contraindication and/or patients dropping off of the therapy. The beta interferon drugs also have differing levels of anti-drug antibody formation, which neutralizes the drug and leads to lack of efficacy. Clearly, the beta interferons leave substantial room for improvement.

•	Copaxone: Copaxone from Teva Pharmaceuticals, is a formulation of the myelin protein that circulates in the bloodstream as a “decoy”. The drug molecules are recognized by the immune system as if they were nerve cells.

The autoreactive T-cells then attack the drug instead of the real nerves. After the T-cells attack the protein, they reach the end of their lifecycle and die. This depletes the population of autoreactive T-cells. Copaxone has shown a reduction in exacerbation rates of about 22% to 25%. This drug is commonly used for patients who cannot tolerate the side effects of the beta interferons.

Page 6	July 24, 2006

•	Tysabri: Tysabri is a monoclonal antibody that binds and blocks a receptor on the T-cells that allows interaction with the blood vessels. This interaction is an early step in the inflammatory process in which T-cells migrate through the blood vessels and enter the tissues, where they cause inflammation.

Tysabri had clinical data showing a reduction in MS exacerbation rate of about 67%, making it the most effective treatment available. However, in February 2005, two cases of a rare but fatal condition caused it to be withdrawn from the market just four months after its launch.

Tysabri was reintroduced in June 2006 after an extensive data review by the Company and the FDA. The revised product label includes strong safety warnings and recommends use only for patients that have failed other therapies or cannot tolerate their side effects.

It also requires strict controls over distribution and use, including education programs for the prescribers, distributors, and patients as well as mandatory enrollment in a patient surveillance database. Due to these new restrictions, the market acceptance for Tysabri is difficult to forecast.

Immune Response’s NeuroVax Uses A Novel Mechanism To Prevent Attacks

Overview One of the characteristics of MS is periods of stability with occasional exacerbations. These exacerbations are thought to come from increased activity of a specific class of white blood cells that normally attack foreign substances to protect the individual. These cells become autoreactive, recognizing and attacking myelin as if it were a harmful substance, leading to inflammation within the central nervous system. This is thought to be the immunological basis for relapses, neurodegeneration, and progression of the disease.

Recent studies by the Company and academic collaborators suggest that the triggering event for the exacerbations is a failure of the immune system’s T-regulatory cells to suppress proliferation and activity of the attacking cells. Controlling this regulatory imbalance between these two cell types is an important key to the Company’s MS therapeutic, NeuroVax. NeuroVax is a new immune-based therapy designed to work with the body’s regulators of the immune system to stop the MS exacerbations.

Immune Response Pioneers Research Recent scientific research has shown an internal marker on T-cells, FOXP3, is expressed by the regulatory T-cells that can suppress the proliferation of pathogenic T-cells. Scientists working with Immune Response were the first to establish a relationship between the immune cell marker FOXP3 expression and T-cell regulation in MS. The diminished levels of cells expressing the FOXP3 marker upsets the balance between the regulatory cells and the autoreactive cells, allowing the autoreactive cells to proliferate and cause the clinically observed symptoms known as exacerbations.

NeuroVax has been shown to increase the levels of the regulatory T-cells that express the FOXP3 marker in MS patients to the same or higher as those seen in healthy controls. This could potentially restore the balance between suppression and activation, keeping the pathogenic cells from proliferating and causing exacerbations. In early clinical testing, NeuroVax has been shown to stimulate strong, disease-specific cell-mediated immunity in nearly all patients treated.

Positive Trends Positive trends on MRI scans of Neuro-Vax treated MS patients were observed showing a decline in gadolinium enhanced lesions, indicating 50% lower levels of new inflammation that leads to nerve destruction. While there were only 22 patients in the study, the decrease in new lesions—compared with a rise in the placebo patients—in only 24 weeks is quite impressive. NeuroVax is scheduled to begin a Phase IIb clinical trial in the third quarter of 2006.

NeuroVax Development History

Overview The Company and its clinical collaborators at Oregon Health and Science University (OHSU) examined blood and cerebrospinal fluid (CSF) of MS patients. They identified three TCR gene families of T-cells (BV5, BV6, and BV13) that are representative of pathogenic T-cells. Over 90% of the MS patients have one or more of these peptides present as pathogenic T-cells.

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	July 24, 2006

•	High Response Rates The NeuroVax formulation contains these three peptides in Incomplete Freund’s Adjuvant (a substance used to increase the immune response in vaccines). Upon administration, the three peptides signal the presence of autoreactive CD4+ cell proliferation, and stimulate immune cells including the regulatory T-cells. The regulatory cells then respond by suppressing further activity of CD4+ cells with those autoreactive markers. Thus, the vaccine induces the regulatory T-cells to down-regulate the pathogenic cells.

•	Results of the early human testing for NeuroVax show a strong disease-specific immune response in over 90% of the MS patients tested. This is a significant finding, since previous clinical data demonstrated a correlation between the strength of T-cell response to TCR therapy and clinical benefit after one year of TCR therapy.

This response was consistent with earlier animal models of multiple sclerosis. Preclinical studies administering short TCR peptides containing amino acid sequences designed to simulate the pathogenic T-cells were able to elicit an immune responses that cured MS-like disease.

•	Favorable Administration We believe NeuroVax has the potential to be a successful therapy either as a single agent or in combination with other therapies. Administration in the Phase IIb clinical trial is by monthly intramuscular injection into the shoulder (deltoid muscle). This compares favorably with the beta interferon therapies, which are administered one to three times a week in the muscle or under the skin. It also compares favorably to Copaxone which is administered every other day under the skin and to Tysabri which is administered by monthly intravenous infusion.

The side effect profile thus far has shown no serious adverse reactions, consistent with our expectations for a vaccine of this type. Due to the chronic, debilitating nature of MS, we believe the cost of combination therapy would be justified and acceptable.

•	Important Phase IIb Trials Set to Begin The Phase IIb clinical trial is scheduled to begin in early Fall 2006. The trial is designed as a double-blind, placebo controlled study and is expect to enroll about 200 treatment naïve patients in Eastern Europe.

The primary endpoint is cumulative lesion volume, as measured by gadolinium enhanced MRI scan. Secondary endpoints include relapse rate, exacerbation rate, time to first relapse and other measures of efficacy.

Additional Products

Additional INDs Have Been Filed The Company also has filed Investigational New Drug (IND) applications for other pipeline products. These are other autoimmune disorders in which the drug would stimulate the regulatory portion of the immune system to control inappropriate reactions. We expect the Company to look for proof of concept from these additional indications during the next year. Once the decision is made, the open INDs will allow IMNR to advance the products quickly. These products include Zorcell for psoriasis and RAVAX for rheumatoid arthritis.

Broader Applications Scientific publications have associated diminished levels of FOXP3+ regulatory T-cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis, and Crohn’s disease. These autoimmune diseases have similarities in their disease pathways and are commonly targeted as a group for product development. In addition to MS, the Company has filed Investigational New Drug Applications (INDs) with the FDA for clinical evaluation of TCR peptide-based immune-based therapies for RA and psoriasis.

Diagnostics The Company’s patent filings include intellectual property related to FOXP3 that also cover diagnostic testing. A test for low levels of FOXP3 regulatory cells in the bloodstream could make the diagnosis of MS earlier than by clinical observation and assessment of damaging activity by MRI scan.

A diagnostic that could quantify FOXP3 cell levels could become a diagnostic that detects patients at risk of an MS attack before any clinical signs appear. If low levels of FOXP3 were detected, this early diagnosis would allow NeuroVax to be used prophylacticly to stimulate autoreactive T-cell suppression, thus preventing the attack.

Page 8	July 24, 2006

Background On HIV/AIDS

Overview HIV was first recognized in 1981 as the virus that causes the Acquired Immune Deficiency Syndrome (AIDS). HIV is a retrovirus that spreads throughout the body, invading and destroying the CD4+ cells, the type of white blood cell involved in the primary defense against infection.

How Virus Invades Cells When the virus attaches to the host cell, it fuses with the cell membrane and injects RNA into the cell. It then transcribes the RNA into DNA, a process called reverse transcription. The DNA enters the cell nucleus, and takes over the cell functions. It then uses the cell’s production apparatus to make new viral particles. These new viral particles then go on to infect and kill additional CD4+ cells.

The loss of CD4+ cells causes a decline in immune competency, leaving the individual vulnerable to opportunistic infections and certain cancers that would normally not cause disease. These opportunistic infections and cancers can eventually kill the host (patient).

How the Immune System Responds The immune system responds to HIV by producing antibodies and immune cells to attack the virus. These antibodies can be detected in the bloodstream and signify a positive test for exposure to the HIV virus. The initial response can suppress the infection, but in a short time the virus multiplies to overwhelm the immune system.

As the viral levels increase, the CD4+ cells in the bloodstream are destroyed and their levels plunge. The diagnosis changes to AIDS from HIV infection when the CD4+ count declines below 200 cells per cubic millimeter and/or the patient develops opportunistic infections or cancers. This compares with normal ranges of about 800 cells to 1250 cells per cubic millimeter.

How Antiviral Therapies Work The quantity of virus in the bloodstream, known as viral load, is an important measure that correlates with the extent of disease. Lowering viral load is the goal of the current antiviral therapies. Early in the infection, a patient’s viral loads may be suppressed by the immune system. Without intervention, viral load can easily reach 100,000 copies per milliliter. Successful antiviral therapies can reduce the viral load to less than 50 copies per milliliter, an undetectable level.

Part of the difficulty in treating or preventing HIV is that the virus has an unusually high replication rate and a very high mutation rate. This allows mutant forms that resist drug therapy to emerge, leading to a decline in efficacy for current drugs and emergence of variant types of virus. These variants are classified into 10 broad subtypes, with many strains within a subtype.

Despite Recent Developments, HIV/AIDS Remains An Unmet Medical Need

Overview There is an important distinction between HIV infection and AIDS. Individuals are considered to be “HIV infected” when they have detectable antibodies to the virus in their bloodstream, signifying exposure to the virus. AIDS refers to the stage of HIV infection where the patient’s immune system has reached a significant level of damage from the HIV virus, often accompanied by opportunistic infections and symptoms.

The length of time between HIV infection and development of AIDS is highly variable. While some patients progress rapidly to AIDS and death, a small number of HIV infected patients (about 2%) live for many years without progression. These HIV infected patients are known as “long term non-progressors”. The reasons behind their sustained control of the virus are not clear, although these patients have a robust T-cell response specific to HIV. These patients provide strong evidence that the immune system can control the virus. The Immune Response’s product IR103 is designed to boost an HIV-specific immune response in the other 98% of the patients. This response could help in delaying the progression from HIV infection to AIDS.

Existing Therapies Since 1987, five therapeutic categories with about 23 products have been approved for the treatment of HIV/AIDS. These products all work by blocking a step in the viral lifecycle to prevent viral replication, thus lowering the viral load. This improves the CD4+ count and partially restores the immune system. These drugs are typically given in combinations known as HAART (highly active antiretroviral therapies), with several mechanisms of action in a “drug cocktail”.

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	July 24, 2006

Current Treatments For HIV/AIDS Have Significant Drawbacks

These HAART drugs are effective and can lower the viral load to undetectable levels. Since their introduction in the mid-1990s, they dramatically reduced the death rate and have transformed AIDS from an acute, terminal disease to a long-term, chronic one. However, they are not a cure and most patients eventually succumb to the disease. Over time, their limitations have shown the need for new drugs for HIV/AIDS. These limitations include:

Patient Compliance Is Both Difficult and Essential The antiretroviral drugs require patients to follow a strict dosing schedule for each of the drugs in the regimen. Missed doses can allow the virus to grow in the presence of ineffectively low levels of the drug, allowing drug-resistant mutant forms to survive. Compliance with these schedules can be so difficult that many patients are not good candidates for therapy.

Long-Term Side Effects Are Problematic The existing antiretroviral drugs all have different side effects and variable severities. Some are short-term and manageable, such as fatigue, nausea, vomiting, abdominal pain, and diarrhea. Longer-term side effects include liver damage and pancreatic problems, anemia, low white blood cell counts, muscle pain, lipodystrophy, arthrosclerotic disease, and wasting. More recently, significant metabolic abnormalities have also been reported.

Cost of Therapy In the United States, the cost of combination therapy can exceed $20,000 per year. The full cost of treating a hospitalized AIDS patient can exceed $100,000 per year. Although the cost effectiveness of preventing the disease progression has made insurance coverage common in the U.S., the cost of therapy in many other countries—such as those in Africa and Asia—puts therapy out of reach in areas where the need is most acute. It is estimated that less than 5% of people infected with HIV worldwide currently have access to therapy. These drugs also require complex health care delivery systems.

Limited Window of Efficacy Due to the abnormally high mutation rate of the virus, resistant virus often develops. Current practice includes rotation of the drug regimen before the drug loses its effect and mutant strains develop. Still, almost 80% of those who have been on HAART for more than two years have resistant strains of virus. An alarming development is that over 20% of newly diagnosed patients have been infected by drug resistant strains.

The resistance problems and limitations of these current drugs were highlighted in revised guidelines issued by the Department of Health and Human Services (DHHS) in October 2004 for the use of antiviral HIV drugs. While earlier guidelines recommended a “hit early, hit hard” strategy, these newer guidelines recommend waiting until patients have more advanced disease. This opens a period between infection and treatment where the company’s products could be used. Changes to the guidelines include:

•	Starting antiretroviral therapy when an asymptomatic HIV-infected person’s CD4+ T-cell count falls below 350 cells/mm3, compared with previous recommendations of a count lower than 500 cells/mm3.

•	If patients have CD4+ cell counts higher than 350 cells/mm3, treatment should be only be given when the viral load exceeds 100,000 copies/ml when using the RT-PCR test.

•	There is no change in recommendations for starting antiretroviral therapy in patients with acute HIV syndrome; those within six months of testing positive for HIV; and, patients with symptoms of HIV infection. However, these changes highlight the need for additional anti-HIV therapies with different mechanisms of action.

Dr. Jonas Salk Envisioned An Immune Based Therapy

Overview Current HIV drugs work by chemically blocking one of the viral replication steps to reduce the quantity of virus in the bloodstream. In contrast, Immune Response Corporation’s immune based therapy (IBT) approach to HIV/AIDS has been to stimulate an immune response that can allow the immune system to target HIV infected cells to slow disease progression and prevent declines in CD4 cells. Harnessing the individual’s own immune system uses a different mechanism that could avoid some of the disadvantages of antiviral drug therapy and/or be complimentary to it. This would avoid the severe side effects that can be dose limiting or force switching to another drug.

Page 10	July 24, 2006

Dr. Jonas Salk Championed An Immune Based Therapy

Vaccines as an Effective Therapy One of the differences between HIV and most other viral infections is the length of time between infection and symptoms. Most viral diseases cause symptoms of the disease soon after infection, but HIV patients have a brief period where the virus is contained, before it overwhelms the immune system. In the late 1980s, Dr. Jonas Salk, inventor of the first polio vaccine, hypothesized that if this initial protective response could be magnified and extended, the viral levels may be controlled. Thus, the immune system would be “trained” to control the virus.

Years later, evidence that this approach could succeed came from small numbers of persons known as “long-term non-progressors”. These infected individuals have had HIV infection for more than 15 years without progressing to AIDS, often without any antiviral therapies. Their CD4 levels remained high while their viral loads were maintained below the recommended starting level for drug therapies and below the levels of detection. Analysis of these patients has shown that their low viral load correlates with strong HIV-specific helper CD4 T-cell and killer CD8 T-cell responses. This suggests that stimulating such a cellular immune response with a vaccine could be an effective therapy.

Immune Cells Battle Virus Dr. Salk’s idea was to vaccinate with an inactive virus that could be recognized by the immune system, then stimulate a response as if it were defending against the virus. This could allow the body to create and maintain a population of immune cells directed against the core proteins making up the virus. These cells could then attack and kill the cells infected by the HIV virus, thus retarding the virus from replicating and causing disease. This cellular response is similar to the effect found in long-term non-progressors.

Using the whole inactivated virus was an approach similar to what had been successful in developing the first polio vaccine as well as many other vaccines. This would allow the immune system to recognize multiple sites on the virus for it to react against (polycolonal response), rather than the single antigen approach (monoclonal response) that was being developed by several companies in the early 1990s.

The Key—Stimulate The Immune System The Company’s first HIV vaccine was Remune, an immune-based therapy based on technology developed by Dr. Salk. Remune has been tested in over 18 clinical trials around the world treating over 2,000 patients. The largest of these trials was a Phase III clinical endpoint study launched in 1996. Although antiretroviral drugs have been approved on the basis of their effect on viral load, a surrogate market of disease, at the time of the Phase III trial the FDA required immune-based therapies like Remune to demonstrate a beneficial effect against a clinical endpoint such as progression to AIDS or death.

Shortly after the start of the trial, highly-active anti-retroviral therapy (HAART, or 3 drug “cocktails”) were introduced. This drugs combination significantly delayed HIV disease progression and improved patient survival. The HAART therapy was widely adopted by HIV patients, including those in the Remune Phase III trial. By 1998, the company saw that slowed progression and improved survival would have required running the trial for many additional years before significant numbers of patients reached the endpoints of AIDS or death.

Since the new HAART drugs changed the treatment of AIDS and made the Phase III study design obsolete, the company stopped the trial in 1998. This setback forced the company to go back to the drawing board with the development program.

Data from the Remune trials does, however, demonstrate the potential value of Immune Response’s core HIV/AIDS technology asset: The Company’s whole, inactivated viral antigen. This key ingredient in Remune and now, IR103, has consistently elicited HIV-specific cellular immune responses in a high percentage of patients infected with different classes of HIV variants (clades).

The antigen also appears to stimulate important cytokine and chemokine responses believed relevant to an effective immune system attack on HIV and HIV-infected cells.

“The Company’s first HIV vaccine was Remune, an immune-based therapy based on technology developed by

Dr. Salk. Remune has been tested in over 18 clinical trials around the world treating over 2,000 patients.”

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 11

Immune Based Therapies Offer Tremendous Promise

Furthermore, recent clinical trials of Remune show the therapy’s potential to help slow or even stop the loss of CD4+ T-cells. These cells are key to the immune system’s ability to protect from “opportunistic” infections and cancers. These are cause by pathogens that the immune system of a healthy person would normally kill before they could cause disease.

Safety Data Safety data from the clinical trials of Remune demonstrated the product to be well-tolerated and easily administered by injection in the deltoid muscle once every three months. This regimen would avoid the daily dosing with antiretroviral drugs, making compliance simpler.

The only major side effect has been brief injection-site reactions such as pain, tenderness, and swelling. This contrasts substantially with antiretroviral drugs which are associated with significant short-term and long term toxicities.

Development of Second Generation Formulation We believe Remune’s product profile clearly justifies the development of a more potent, second generation formulation like IR103. Furthermore, significant changes in the clinical guidelines for use of antiretroviral drugs now reserves them for patients with advanced disease.

This has created a more critical need for the development and commercialization of an immune–based therapy for HIV. IR103 is being developed as a frontline therapy for treatment of drug naïve patients. The goal of this therapy would be to slow disease progression and delay the initiation of more toxic antiretroviral therapy. The Company’s current Phase II trials target this patient population.

IR103’s Novel Mechanisms Have Significant Potential As A New Therapy

Overview IR103 is a more potent second generation product. The Company began Phase I/II testing in 2004. In early 2006, the Company chose to develop IR103 rather than conduct Phase III trials with Remune. IR103 is currently in Phase II development.

In our view, the large size of the planned enrollments in the Phase II should be sufficient to determine whether the product is effective. The results should be clear, and a Phase III trial would repeat the Phase II with additional statistical power for FDA approval. By running a thorough Phase II trial, the company should be able to characterize the drug enough to avoid surprises in Phase III. With robust data from a trial of this size, the company should also be in a strong negotiating position if it chooses to partner the drug or license marketing rights to another company.

IR103 Is A More Potent Second Generation Product IR103 also uses the Company’s core technology, the whole inactivated HIV antigen. Remune and IR103 differ in that IR103 contains Amplivax, an immunostimulatory oligonucleotide adjuvant, developed by Idera Pharmaceuticals. Amplivax is a synthetic Toll-like receptor (TLR-9) agonist that is a potent stimulator of the innate immune system which can improve the antigen-specific immune response.

The previous studies of Remune indicated that the vaccine was safe and could elicit an immune response. Based on the preliminary data reported in 2005 and the similarities between the two vaccines, we expect IR103 to show a comparable safety profile.

“In early 2006, the Company chose to develop IR103 rather

than conduct Phase III trials with Remune. IR103 is currently in Phase II development.”

Page 12	July 24, 2006

IR103’s Novel Mechanisms Have Significant Potential As A New Therapy

Clinical Studies With IR 103 The Company’s clinical trial program is testing IR103 in drug-naïve HIV-infected individuals with HIV infection who do not meet the criteria for antiretroviral therapy. The objective is to determine if IR103 can delay disease progression and extend the time to starting antiretroviral therapy, mimicking the effect seen in long term non-progressing patients. IR103 is currently in two Phase II clinical trials with identical protocols. The two trials are known as IR111 (Canada/UK) and IR112 (Italy/France).

The Phase I/II clinical trials began in 2004. The Company completed a 49-patient Phase I/II five-arm, randomized, single-blind, controlled, multi-center clinical study of safety and bioactivity of IR103 in HIV patients on HAART at sites in the United Kingdom and Canada. These data are expected to be reported at a medical meeting during 2006.

The Phase II part of this study tests IR103 as a first-line treatment for drug-naïve HIV-infected individuals that do not meet current antiviral drug guidelines. The primary endpoint of the study is an assessment of safety and immunology. Additional endpoints include CD4+ cell counts, viral load, and characterization of the pharmacological properties and therapeutic benefits.

IR103 Is Being Tested In Europe and Canada In mid-June 2006, the Company announced that it had completed the first stage of enrollment of 85 drug-naïve HIV patients in Italy and France. The patient enrollment included 31 patients who were returning from a previous trial and 54 newly enrolled patients. An additional 50 patients are scheduled to be enrolled by year-end 2006, bringing the total number in the trial to about 135 patients. The company is running an identical Phase II trial in the United Kingdom and Canada that is expected to enroll an additional 100 patients in the UK.

The Company expects to enroll about 230 patients in the two Phase II trials. The treatment is designed to be 52 weeks, so that treatment could be concluded by year-end 2007. We would then expect an announcement of the results sometime during the first half of 2008.

HIV Preventive Program Due to the significant need for a vaccine that could prevent HIV/AIDS, numerous public health organizations have made funding available. The Company plans to submit grant and foundation applications to develop a preventive HIV vaccine and will not use its own funds. This program would use the Company’s patented whole-inactivated HIV antigen technology. We do not include any value for this program in our valuation.

Immune Response Maintains Its Own Manufacturing Facility

Overview Immune Response has its own state-of-the-art manufacturing plant in King of Prussia, Pennsylvania to make IR103 and NeuroVax for clinical trials. The 52,500 square foot plant can be scaled up to meet demand for commercialization. This plant has been certified as compliant with the FDA’s Good Manufacturing Practices (GMP) and meets Biosafety Level III standards. Manufacturing capacity is currently about one million doses of product per year.

The Company is refining the manufacturing process, and recently reported on process improvement that increase yield by 2-fold. Additional development could lead to capacity of between 2 to 4 million doses per year. This is one of the few facilities in the world that can produce large quantities of live HIV virus.

NeuroVax is currently produced partially by contract manufacturers, with the finishing steps completed by Immune Response. The Company can scale up capacity for NeuroVax manufacturing at the King of Prussia plant when necessary.

“Immune Response’s 52,500 square foot plant can be scaled

up to meet demand for commercialization. This plant has been certified as compliant with the FDA’s Good Manufacturing

Practices (GMP) and meets Biosafety Level III standards.”

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 13

IMNR’S Management Team Has The Experience To Achieve Its Vision

Executive	Titles	Background
Joseph F. O’Neill, M.D.	President, CEO & Director	Dr. O’Neill joined the Board and was appointed Chief Executive Officer and President on November 1, 2005. Previously, he was the Deputy Coordinator and Chief Medical Officer in the Office of the U.S. Global AIDS Coordinator, Department of State from August 2003 to August 2005. Prior to joining the State Department, Dr. O’Neill served as the Director of the White House Office of National AIDS Policy from July 2002 to August 2003. Before his White House appointment, he served as Acting Director of the Office of HIV/AIDS Policy in the Department of Health and Human Services from 2001 to July 2002.

Michael K. Green	COO & CFO	Michael K. Green joined the Company in October 2003, bringing over 25 years of extensive finance, business and accounting experience in various Technology Industries in both the United States and Australia. Mr. Green served as Senior Vice President and Chief Financial Officer of Synbiotics Corporation and Immunopharmaceutics Inc. Prior to joining Synbiotics, Mr. Green spent 13 years with Price Waterhouse in various offices in the United States and Australia.

Georgia Theofan, PhD	VP—Clinical Development	Georgia Theofan, Ph.D., was appointed to the position of Vice President, Clinical Development in January 2003. Dr. Theofan has more than 14 years experience in the biotechnology industry. She has over 40 publications in peer-reviewed scientific journals and is a co-inventor on nine patents. Prior to joining the Company, Dr. Theofan was Director of Molecular Cloning at XOMA Corporation.

Peter Lowry	VP—Manufacturing	Mr. Lowry is currently responsible for all manufacturing and quality operations at the King of Prussia, Pennsylvania facility. Mr. Lowry joined Immune Response in June 1995, and has over 15 years experience in biopharmaceutical research, bio-process development, and large scale GMP manufacturing.

Richard Bartholomew, Ph.d	Executive Director of Research Operations	Dr. Bartholomew has been with the company since 1994 and has over 25 years of biotechnology experience. He has directed IMNR’s gene therapy, cancer, and autoimmune disease programs, as well as being responsible for the company’s patent portfolio. He has over 45 publications in peer-reviewed scientific journals. Dr. Bartholomew was previously at Hybritech, Inc., where he designed novel screening assays, and developed platform technologies for use of monoclonal antibodies in tumor imaging and tumor therapy.

Page 14	July 24, 2006

Immune Response’s Board of Directors Has Excellent Access to Capital and Large Pharmaceutical Companies

Director	Titles	Background
Robert E. Knowling, Jr.	Chairman of the Board	Robert E. Knowling, Jr. joined the Board as Chairman in February 2005. Mr. Knowling serves on the board of directors for Ariba, Inc. and Heidrick & Struggles International, Inc. He is also a member of the advisory boards for Ontologent, Inc.; Northwestern University’s Kellogg Graduate School of Management; and the University of Michigan Graduate School of Business.

James B. Glavin	Director	Formerly Chairman of the Board, James B. Glavin has served the Board since May 1993. Mr. Glavin served as Chairman of the Board of Directors of Smith Laboratories, Inc., a medical products company, from September 1985 until May 1990, and as acting President and Chief Executive Officer of Smith Laboratories from September 1985 until August 1989.

Martyn Greenacre	Director	Mr. Greenacre was the Chairman SmithKline Beecham’s European operations from 1989 to 1992. He has also served as Chief Executive Officer of two life sciences companies, Zynaxis Inc. from 1993 to 1997, and Delsys Pharmaceutical Corp. from 1997 to 2001. He is currently a Director of Cephalon, Inc., Acusphere, Inc., Curis, Inc., and Beijing Med Pharm, Inc.

David Hochman	Director	From March 2004 to June 2006, Mr. Hochman was the Chief Executive Officer of Spencer Trask Edison Partners, LLC. He currently serves as a director of Prescient Medical, Inc. and Modigene, Inc. and is the managing member of Orchestra Partners, LLC, a consulting firm that works with the Immune Response Corporation.

Kevin B. Kimberlin	Director	Kevin B. Kimberlin co-founded The Immune Response Corporation, and has served on the Board of Directors since 1986. Mr. Kimberlin has been Chairman of the Board of Spencer Trask & Co., a venture capital company, since 1991. He was also a co-founder of Myriad Genetics, Inc., the first human genome company and Ciena Corporation, the first photonics company.

Kevin Reilly	Director	Mr. Reilly was President of Wyeth’s Vaccine and Nutrition division from 1999 to 2002. Prior to joining the vaccine division, Mr. Reilly was President of Wyeth Nutrition International from 1996 to 1998, and was responsible for management of the business worldwide.

Alan S. Rosenthal, M.D.	Director	Dr. Rosenthal served as Vice President of Pharmaceutical Discovery and Scientific Affairs at Abbott Laboratories from 1993 to 1999, as Senior Vice President of Scientific Affairs at Boehringer Ingelheim Pharmaceuticals, Inc. from 1987 to 1993, and as Vice President of Immunology and Inflammation Research at Merck, Sharp & Dohme from 1978 until 1986.

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 15

Immune’s HIV Scientific Advisory Board Consists of Leading Researchers From Around The World

Scientist / Researcher	Titles	Background
Gilbert S. Omenn, MD, PhD	Chairman Professor of Internal Medicine, Human Genetics and Public Health, University of Michigan	Dr. Omenn—a Director of Amgen Inc. and of Rohm & Haas Company—served as Executive Vice President for Medical Affairs and as Chief Executive Officer of the University of Michigan Health System from 1997 to 2002.

Mario Clerici, MD	Chair of Immunology, University of Milan, Italy	Prior to his work with the University of Milan, Dr. Clerici was a Visiting Scientist and Visiting Associate at the National Cancer Institute (NCI) and the NIH. Dr. Clerici has authored more than 260 publications in peer reviewed scientific journals as well as numerous chapters and reviews in the area of HIV.

Eduardo Fernández-Cruz, MD	Professor and Head of the Department of Immunology, University General Hospital Gregorio Marañón, Madrid, Spain	Dr. Fernández-Cruz has authored more than 200 publications in peer-reviewed scientific journals, with nine publications specific to REMUNE. He is an editorial board member and reviewer of national and international journals, including AIDS, Clinical Immunology and Immunopathology, Immunology and the Journal of the Interdisciplinary Spanish AIDS Society.

Brian G. Gazzard, MA, MD, FRCP	Professor, Chelsea and Westminster Hospital, London, England	Since the beginning of the AIDS epidemic, Dr. Gazzard has been physician in charge of inpatient care for the HIV/GUM Unit of Chelsea and Westminster Hospital, the largest AIDS unit in England. He is on the editorial boards of the International Journal of STD & AIDS and Drugs. He regularly reviews articles for publications such as AIDS, the Journal of Medical Ethics and the British Medical Journal.

Bruce Mackler, Ph.D., J.D.	Retired Food and Drug (FDA) practice share- holder at Heller Ehrman	Dr. Mackler has more than 25 years experience in regulatory affairs and has some 100 published scientific articles/abstracts. Dr. Mackler is also an immunologist/immunochemist by training.

Peter L. Salk, MD	VP & Scientific Director of the Jonas Salk Foundation	Dr. Salk has been engaged since 1991 in research programs to develop vaccines for use in treatment and prevention of HIV infection and AIDS, and in the introduction of treatment regimens for HIV infection in resource limited countries.

Paul A. Volberding, MD	Vice Chairman of the Department of Medicine at the University of California, San Francisco	Dr. Paul Volberding is a Professor and Vice Chair of the Department of Medicine at the University of California, San Francisco, and Chief of the Medical Service at the San Francisco Veterans Administration Medical Center.

Dorothy Bray, PhD (Advisor/ Consultant)	Prior Global Director, Clinical Development for HIV, GlaxoSmithKline plc	Dr. Bray is a Clinical/Research Development Consultant with nine years experience working in HIV research and development with GlaxoSmithKline plc (previously Glaxo Wellcome), the largest provider of HIV antiretroviral drugs with an estimated 40% global market share.

Page 16	July 24, 2006

Immune Response’s MS Scientific Advisory Board Is World-Renowned

Scientist / Researcher	Titles	Background
Dr. Jack Antel	Professor in the Department of Neurology and Neurosurgery at McGill University.	Dr. Jack Antel is Co-Director of the Neuroinflammation Training Program sponsored by the Canadian Institute of Health Research (CIHR). In 2005, Dr. Antel received the National MS Society/American Academy of Neurology John Dystel Prize for MS Research. He is also an associate member of McGill’s Department of Microbiology and Immunology and Coordinator of the MS Program at the Montreal Neurologic Institute.

Dr. Dennis Bourdette	Director of the MS Center of Oregon and Chair for the Department of Neurology at Oregon Health and Science University (OHSU).	Dr. Dennis Bourdette has been a faculty member at Oregon Health and Science University (OHSU) since 1983. He is also a staff neurologist at the Portland Veterans Affairs Medical Center. Dr. Bourdette has published numerous articles on MS and is listed in the Best Doctors in America.

Professor Giancarlo Comi	Director of the Department of Neurology and Clinical Neurophysiology at San Raffaele Hospital in Milan.	Professor Giancarlo Comi is a professor of Neurology at the University Vita-Salute San Raffaele and has chaired its graduate school in neurology since 2001. His fields of interest are the study of the natural history, research and validation of new therapies in MS. Professor Comi has authored or co-authored more than 400 articles in peer-reviewed journals and edited six books.

Professor Krzysztof W. Selmaj	Chairman of the Department of Neurology at the Medical University in Lodz, Poland; Chairman of the European Federation of Neurology.	Professor Krzysztof W. Selmaj has received several honors and awards including the Polish Academy of Science Sniadecki Award and the Polish Science Foundation Award. Professor Selmaj has authored numerous articles about neurology and MS and is on the editorial boards of the Journal of Neuroimmunology and European Journal of Neurology.

Dr. Arthur Vandenbark	Senior research career scientist at the Portland Veterans Affairs Medical Center, Professor in the Departments of Neurology and Molecular Microbiology and Immunology at OHSU.	Dr. Arthur Vandenbark is a An inventor and pioneer of the TCR peptide vaccination approach for MS, Dr. Vandenbark is the recipient of the Javits Neuroscience Investigator Award. He has published numerous articles in the area of MS and its animal models.

Dr. Jerry S. Wolinsky	Director of the Multiple Sclerosis Research Group and the Magnetic Resonance Imaging Analysis Center at the Graduate School of Biomedical Sciences at the University of Texas Health Science Center at Houston	Dr. Jerry S. Wolinsky chairs the Research Programs Advisory Committee of the National MS Society and is the Chair of the Americas Committee for Treatment and Research in MS. Dr. Wolinsky is an associate editor of ACP Medicine and on the editorial board of Multiple Sclerosis: Clinical and Laboratory Research. He is recognized in The Best Doctors in America and America’s Top Doctors.

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 17

Investors Should Be Aware Of The Risks Of Investing In Any Pioneer In Biotechnology

Overview The Immune Response Corporation is a bio-technology company with drugs in early and middle stages of clinical development. There can be no certainty that the drugs in development will be successful in clinical trials or the marketplace.

Drug development is a highly regulated industry, with risks relating to product approval. The Company may experience delays of unpredictable lengths in meeting clinical milestones. Product sales can be affected by changes in federal reimbursement policies that are subject to change each year. The drugs may not reach our expected levels of clinical acceptance or profitability. They may not win approval of reimbursement by third party payers.

As with all biotechnology companies, products in development carry a risk of clinical trial failure, technology failure, and manufacturing failure. Even drugs that successfully overcome these hurdles may compete for markets that are smaller than initially anticipated as a result of obsolescence or dominance by competitors.

Risks Specific To Immune Response The Company’s financial resources may not be adequate to bring its products through development. While it may be necessary to raise additional funds through equity or debt offerings or through partnerships, there are no assurances that such sources of funding would be available to Immune Response on terms acceptable to management. Further, investors could experience substantial dilution that could result from future financings.

Other company specific risks include:

•	Immune Response’s stock is currently quoted on the Over-the-Counter Bulletin Board quotation service (OTC). Securities traded on the OTC generally have lower liquidity and greater price volatility.

•	It should be noted that the company has enormous intellectual assets, as evidenced by the 173 patents in its worldwide patent portfolio. While management believes these patents are protected and enforceable, the failure to obtain meaningful patent protection for Immune Response’s potential products and processes would greatly diminish the value of the Company’s potential products and processes.

•	Immune Response has significant indebtedness that will mature before such liabilities could be repaid by cash generated by operations.

Recent Offerings Are Expected To Provide Cash Infusions Over The Coming Months

Overview In March 2006, the Company completed an $8.0 million convertible note offering. The offering included 1.2 billion warrants at $0.02 per share that were intended to bring additional cash later in 2006. These warrants have a short-term, and have an exercise value of roughly $24 million.

The first traunche of warrants is exercisable until August 7, 2006. When exercised, these warrants can bring up to $12 million to the Company. At this point, approximately 333.6 million warrants have been exercised, bringing $6.7 million to the company out of the potential $12 million in proceeds into the Company. We forecast that the remaining 266.4 million warrants scheduled to expire on August 7, 2006 will be exercised.

The second traunche of 600 million warrants becomes exercisable on October 16 and expire November 30, 2006. When exercised, these warrants will also bring up to $12 million to the Company.

Potential Dilution The Company had 656.5 million shares outstanding as of July 2006. If all warrants from the offering are exercised, the shares outstanding could increase to 1.525 billion. If all outstanding convertible debt and warrants were exercised, the shares outstanding would number approximately 2.7 billion.

Investors should note that the Company’s shareholders authorized a reverse split at an exchange ratio of up to 1:100. This would be aimed at increasing the market price and reducing the number of shares outstanding.

Page 18	July 24, 2006

Immune Response Could Become Quite Profitable Even With Low Market Penetration Rates

Revenues and Earnings Estimates The markets for the Immune Response Corporation’s products are so large that a successful product would bring significant revenues with only a small market penetration.

Based on our projections of expenses and cash inflow, we estimate the Company has enough cash on hand—this assumes exercise of all investor warrants, at the very least—to fund all of their programs through the end of 2007. These estimates exclude funding from grants and sponsorship of the trials.

Income Potential The markets for autoimmune diseases and HIV/AIDS are both quite large and could bring substantial revenues if the products are successful. The multiple sclerosis indication currently has a population of about 425,000 patients in the U.S. and about 450,000 patients in Europe. As mentioned earlier in this report, the current therapies leave substantial room for improvement and roughly half of the patients are not on any therapy. Even if the multiple sclerosis therapy were priced at the low end of the pricing range for MS therapies that typically cost $12,000 to $20,000 per year, the Company could generate revenues in the hundred of millions with just a small market share.

Immune Response Is Aggressively Pursuing Clinical Milestones For Its IR103 And NeuroVax Compounds

Figure 3. Clinical Milestones For Immune Response Corporation

Immune Response Corporation - Clinical Milestones

Organized By Product / Trial

Product	Estimated Timeframe	Event
IR103 (Trial 112)	1Q:06	Begin Phase II trial (Italy)
IR103 (Trial 112)	Year-end ‘06	Expand enrollment by 50 patients
IR103 (Trial 112)	Year-end ‘07	Complete 52 weeks patient treatment (Italy)
IR103 (Trial 111)	1H:06	Complete Phase II enrollment (Canada/UK)
IR103 (Trial 111)	Year-end ‘06	Complete 26 weeks of patient treatment (Canada/UK)
IR103 (Trial 111)	Year-end ‘06	Expand enrollment by 50 patients
IR103 (Trial 111)	Mid ‘07	Complete 52 week treatment extension (Canada/UK)
IR103 (Trial 111)	3Q:07	Phase II final results (Canada/UK)
IR103 (Trial 111)	Year-end ‘07	Complete 52 weeks patient treatment (Canada/UK)
IR103 (Trial 111)	1H:08	Phase II final results (Canada/UK)
NeuroVax	2H:06	Begin Phase II trial
NeuroVax	2H:08	Phase II final results

See important notes, disclosures and disclaimers on page 20 before making investment decisions.

THE IMMUNE RESPONSE CORPORATION	Page 19

Valuation and Conclusion

Overview The chart below compares the valuations of companies in the fields of autoimmunity and/or central nervous system disorders. These companies have products in various stages of development, giving a present comparison with IMNR and showing potential future valuation once the expected clinical data is released.

In the table, one of the companies that has a late-stage multiple sclerosis product is BioMS. The table shows that this stock trades at a much higher multiple to cash than IMNR and has a technology value and market capitalization far greater than IMNR.

The current market capitalization is only $13.1 million. It is unusual to find such a valuation for a company with two novel products in Phase II clinical trials. We attribute this low valuation to the market conditions for companies at this stage of development and recent warrant exercise related to its 2006 financing.

Cash Position The Company’s recent financing and near-future warrant exercise should provide enough cash to carry it through late 2007 without any other offerings. If not all warrants are exercised, the Company could raise cash at higher prices after reporting clinical progress.

If all of the warrants were converted to shares, the fully diluted market capitalization would be about $60.5 million and the company would raise an additional $24 million in gross proceeds.

Immune Response Corporation had approximately $8.0 million in cash on March 31, 2006, and has received $6.7 million from the warrant exercise. The company has a net loss of $3.2 million during the first quarter of 2006, so we believe using the reported cash level of $8.0 million for our estimates of cash per share is reasonable.

Hidden Value Another asset that is not reflected in the valuation is the manufacturing plant. As mentioned above, this is a state-of-the-art facility and one of the largest plants of its kind in the world. The cost of building a new plant of this type is estimated at about $75 million. Currently, the valuation does not reflect even a “salvage value” for the plant.

Valuation Analysis The table comparing IMNR with comparable companies indicates that the stock is trading at the low end of the ranges. We believe that Company’s clinical programs and valuation justify a market capitalization of $200 million to $225 million.

If we divide the market valuation by the total number of shares outstanding at this time (current), the valuation is $0.31 to $0.38 per share. Dividing market capitalization by fully diluted shares outstanding gives a valuation of $0.08 to 0.09 per share. This fully diluted valuation assumes conversion of all future warrants. We anticipate the shares outstanding number to be greater than the current number, but not to reach the fully diluted number for several years.

These share prices would be a very attractive return, with additional upside from future product-driven milestones.

When the current stock price is compared with the potential from the company’s products, its equity seems almost like a non-expiring option on the trials. We believe these factors make IMNR an undervalued stock.

Figure 3. Comparable Valuations of Biotechnology Companies

Comparative Valuation Table

Company	Symbol	Closing Price (7/19/06)	Shares Outstanding	Market Capitalization	Cash On Hand*	Technology Value	Multiple of Cash
Alexion	ALXN	33.85	31.5	1,007.0	189.27	817.73	5.32
Arena	ARNA	9.98	47.3	471.6	291.13	180.43	1.62
Renovis	RNVS	13.21	29.2	386.0	112.94	273.07	3.42
Panacos	PANC	4.6	50.4	231.6	80.55	151.07	2.88
Adventrx	ANX	2.85	71.7	204.2	22.01	182.19	9.28
BioMS	MS.TO	3.2	61.0	195.2	32	163.2	6.10
Acadia	ACAD	6.55	29.4	192.2	43.68	148.54	4.40
Neurogen	NRGN	5	34.7	173.5	102.15	71.35	1.70
Hemispherx	HEB	1.93	62.2	120.1	23.91	96.16	5.02
Corcept	CORT	4.05	22.7	92.0	29.08	62.96	3.17
Acorda	ACOR	3.7	19.6	72.6	29.95	42.65	2.42
Opexa	OPXA.OB	6.75	6.7	45.2	22	23.2	2.05

Average				265.9		184.38	3.95
Median				193.7		149.81	3.29

Immune Response (current)	IMNR.OB	0.0224	656.5	14.7	8	6.71	1.84
Immune Response (FD, Post warrants)**	IMNR.OB	0.0224	2,683.0	60.1	24	36.10	2.50

*	Last reported: estimate for OPXA OB based on announcement of recent financing.
**	assume $16 million in additional net proceeds from warrant exercises

Page 20	July 24, 2006

Important Note About This Report

This report contains forward-looking statements, which involve risks and uncertainties. Actual results may differ materially from the projections described in the forward-looking statements. The material contained in this report is for informational purposes only and is not a solicitation, or an offer or recommendation, to buy or sell securities mentioned. Neither IncreMental Advantage nor any person involved in the preparation of this publication accepts any liability or responsibility for the accuracy or completeness of this publication and none of them makes any representation or warranty in relation thereto. Recipients of this report should conduct their own investigation, confirmation and analysis of the information contained in this publication. No recipient should act on the basis of any matter contained in this publication without considering and, if necessary, taking appropriate legal, financial, and other professional advice upon the recipient’s own particular circumstances. Investors are advised to undertake their own investigation of the merits of investing in the Company profiled in this report. IncreMental Advantage typically charges $15,000 for writing an initial research report. IncreMental Advantage was compensated by the Company in the amount of twenty thousand dollars for this report plus reimbursement of expenses incurred in connection with this report’s preparation. IncreMental Advantage can be contacted at 609-919-1895 ext. 104.

The Company has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431-7080.